Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated November 4, 2025
Registration Statement No. 333-269624-01
HIGHWOODS REALTY LIMITED PARTNERSHIP
$350,000,000
5.350% Notes due 2033
Final Term Sheet
Dated: November 4, 2025

Issuer:	Highwoods Realty Limited Partnership
Security:	5.350% Notes due 2033
Format:	SEC Registered
Expected Ratings (Moody’s/S&P)*:	Baa2 (stable) / BBB- (stable)
Principal Amount:	$350,000,000
Maturity Date:	January 15, 2033
Trade Date:	November 4, 2025
Settlement Date (T+7):	November 14, 2025
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2026
Benchmark Treasury:	3.750% due October 31, 2032
Benchmark Treasury Price / Yield:	99-06+ / 3.881%
Spread to Benchmark Treasury:	T + 155 bps
Yield to Maturity:	5.431%
Coupon:	5.350%
Public Offering Price:	99.508% of the principal amount, plus accrued interest, if any, from the Settlement Date
Optional Redemption Provisions:
Make-whole Call:	Make-whole call at any time prior to November 15, 2032 (the date that is two months prior to the maturity date, the “Par Call Date”), at the applicable Treasury Rate plus 25 basis points
Par Call:	On or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date
CUSIP / ISIN:	431282 AV4 / US431282AV41
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. TD Securities (USA) LLC
Senior Co-Manager:	First Citizens Capital Securities, LLC
Co-Managers:	FHN Financial Securities Corp. Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
This communication is intended for the sole use of the person to whom it is provided by the issuer.

Terms used herein but not defined shall have the respective meanings as set forth in the issuer’s preliminary prospectus supplement dated November 4, 2025.
Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.
The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533, PNC Capital Markets LLC toll free at 1-855-881-0697, Truist Securities, Inc. toll free at 1-800-685-4786 or by email at truistsecurities.prospectus@truist.com or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.
We expect that delivery of the notes will be made to investors on or about November 14, 2025, which will be the seventh business day following the date of this term sheet (such settlement being referred to as “T+7”). Because trades in the secondary market generally settle in one business day, purchasers who wish to trade notes on any date prior to the business day before delivery of the notes will be required, by virtue of the fact that notes initially will settle T+7, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.